UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 25, 2011

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:   /s/ James Kedrowski
        Name:  James Kedrowski
        Title:    Interim Chief Executive Officer

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (Pink Sheets: TAROF)

CONTACT:

William J. Coote
VP and Treasurer
(914) 345-9001
William.Coote@Taro.com

FOR IMMEDIATE RELEASE
Hawthorne, NY, April 25, 2011

TARO RESOLVES FDA WARNING LETTER
Regarding Canadian Manufacturing Facility

Hawthorne, NY, April 25, 2011– Taro Pharmaceutical Industries Ltd. (“Taro” or the “Company,” Pink Sheets: TAROF) today announced that the U.S. Food and Drug Administration (“FDA”) has informed the Company that after a February 2011 re-inspection of its Canadian manufacturing facility, the site has an acceptable regulatory status. Therefore, the issues noted in the February 5, 2009 warning letter are considered to be resolved.

“We have worked diligently at the Brampton facility to resolve the issues noted in the last inspection and are pleased that our efforts have brought the facility back into good standing with the Agency.  We are dedicated to developing and manufacturing quality products for our customers while meeting and exceeding all Good Manufacturing Practices (GMP) standards set by the FDA and Health Canada,” said James Kedrowski, Interim Chief Executive Officer of Taro.

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Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company "estimates," "believes," or "expects" to happen, "should" happen, or similar language. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include regulatory actions taken by the FDA, general domestic and international economic conditions, industry and market conditions, changes in the Company’s financial position, regulatory actions, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.
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